APOLLO SOLAR ENERGY, INC.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

August 13, 2012

VIA EDGAR
Tia L. Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Apollo Solar Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed May 16, 2012
Response dated July 20, 2012
File No. 000-12122

Dear Ms. Jenkins:

I have received your letter dated July 31, 2012.  We are preparing a response, but we will require some additional time.  We expect to file a complete response to the Staff’s comments on or before August 20, 2012.

Sincerely,

/s/ Hua Hui
Hua Hui
Chief Financial Officer